July 28, 2021

VIA EDGAR TRANSMISSION

Timothy Collins

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FTAC Zeus Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 2, 2021
File No. 333-253995

Dear Mr. Collins:

On behalf of FTAC Zeus Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated July 21, 2021 relating to Amendment No. 1 to Registration Statement on Form S-1 of the Company (the “Form S-1”) filed with the Commission on July 2, 2021. We are concurrently filing via EDGAR Amendment No. 2 to the Form S-1 (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Amendment filed concurrently herewith.

Amendment No. 1 to Registration Statement on Form S-1

Limited Payments to Insiders, page 26

1.	We note your response to prior comment 1 and re-issue in part. Please revise here to disclose the potential amount payable for the “standard advisory fee” to affiliates of your sponsor and whether there are limitations to such amount. Also clarify whether the reference to customary fees for financial advisory services solely refers to fees to Cohen & Company Capital Markets. We note your disclosure of certain fees on page 66.

The Company acknowledges the Staff’s comment and in response thereto has disclosed that potential amounts payable for the “standard advisory fee” are not currently estimable, and that there are no limitations on such amounts. The Company has also included cross-references to clarify that the customary fees for financial advisory services refers to fees payable to Cohen & Company Capital Markets, which are quantified in such referenced sections.

The Company supplementally informs the Staff that, with respect to the “standard advisory fee” that may be paid to affiliates of the Company’s sponsor, as there are currently no arrangements contemplated, and since the advisory services may take different forms (for example, acting as transaction advisor, PIPE placement agent, financial advisor, etc.), and any of those roles may result in differing levels of fees that would be considered ‘customary,’ the Company cannot quantify such amounts or describe specific methodology as to how the fees will be calculated. However, the Company notes that the existence of such arrangements, if any, would be disclosed by the Company in all relevant filings that the Company makes in connection with its initial business combination transaction. Also, the Company has added disclosure in the Amendment to state that there are no established limitations on such amounts.

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Ryan Gilbert
Ryan Gilbert President and Chief Executive Officer FTAC Zeus Acquisition Corp.

cc:	Mark Rosenstein, Esquire
Derick Kauffman, Esquire
Ledgewood, PC

Yolanda Guobadia
Loan Lauren Nguyen
Gus Rodriguez
U.S. Securities and Exchange Commission

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